Southern California Gas Company

555 West Fifth Street

Los Angeles, California 90013-1001

April 29, 2020

VIA EDGAR

Ms. Anuja A. Majmudar

Attorney-Advisor, Division of Corporation Finance, Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Southern California Gas Company

  Registration Statement on Form S-3

  Filed April 21, 2020

  File No. 333-237770

Dear Ms. Majmudar:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Southern California Gas Company, respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on Friday, May 1, 2020, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Michael E. Sullivan, Esq. of Latham & Watkins LLP at (858) 523-3959. Thank you for your assistance and cooperation in this matter.

[Signature Page Follows]

Very truly yours,

SOUTHERN CALIFORNIA GAS COMPANY
By:	/s/ Mia L. DeMontigny
Mia L. DeMontigny
Vice President, Chief Financial Officer, Chief Accounting Officer, Controller and Treasurer

cc:	Michael E. Sullivan, Esq.,

Latham & Watkins LLP

[Acceleration Request Letter]